SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

X
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2016

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from     ____________________ to _______________________________

Commission file number: 001-37494

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CSRA 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CSRA Inc.
3170 Fairview Park Drive
Falls Church, Virginia 22042

CSRA 401(k) Plan

TABLE OF CONTENTS	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016	4
Notes to Financial Statements	5

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2016:
Form 5500, Schedule H, Part IV, Line 4i -- Schedule of Assets (Held at End of Year)	S-1

EXHIBIT 23.1: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
CSRA 401(k) Plan
Falls Church, Virginia

We have audited the accompanying statements of net assets available for benefits of the CSRA 401(k) Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule listed in the table of contents as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental schedule is the responsibility of Plan management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the DOL Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones LLP
Houston, Texas
June 20, 2017

CSRA 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS:
Cash	$37,723	$—
Total participant-directed investments - at fair value	1,096,444,407	1,003,005,774

Receivables:
Employer contribution receivable	19,960,501	20,715,935
Notes receivable from participants	18,233,888	18,742,806
Accrued investment income	783,038	919,621
Unsettled trade receivables	6,025	712,153
Employee contribution receivable	3,250,370	3,533,676
Total receivables	42,233,822	44,624,191
Total assets	1,138,715,952	1,047,629,965

LIABILITIES:
Unsettled trade payables and accrued expenses	2,815,431	2,255,055
Total liabilities	2,815,431	2,255,055

NET ASSETS AVAILABLE FOR BENEFITS	$1,135,900,521	$1,045,374,910

See accompanying notes to the financial statements.

CSRA 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016

2016
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$122,776,991
Dividends	3,110,334
Interest	1,831,072
Net investment gain	127,718,397

Contributions:
Participant contributions	82,763,071
Employer contributions	22,954,984
Participant rollovers	6,660,009
Total contributions	112,378,064

Interest income on notes receivable from participants	748,795
Total additions	240,845,256

DEDUCTIONS:
Distributions to participants	149,146,886
Administrative expenses	1,172,759
Total deductions	150,319,645

NET INCREASE IN ASSETS	90,525,611

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,045,374,910
End of year	$1,135,900,521

See accompanying notes to the financial statements.

CSRA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 and 2015

Note 1 -- Description of the Plan

The following brief description of the CSRA 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
CSRA Inc., its subsidiaries, and those joint ventures and partnerships over which CSRA Inc. exercises control and that participate in the Plan are hereafter collectively referred to as “CSRA”, the "Plan Sponsor" or “the Company”.
The CSRA Employee Benefits Fiduciary Committee (the "Committee") consists of members appointed by the Board of Directors of CSRA Inc. and is responsible for the overall administration of the Plan. The Committee has engaged a third party, Aon Hewitt, to provide record keeping and administrative services.
The Plan is intended to qualify as a defined contribution plan under the appropriate sections of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), in order to provide eligible employees with tax advantaged long-term savings for retirement. Refer to Note 3 - Tax Status, for further discussion associated with the Plan's compliance with applicable requirements of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Plan Termination - Although it has not expressed any intent to do so, the Company reserves the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA and the Code. In the event of Plan termination, the participants' rights to the Company's contributions fully vest immediately.

Interest in the CSRA Sponsored Trust - The Plan's investments are in a trust sponsored by the Company (the "CSRA Trust"). The CSRA Trust is not considered a master trust for reporting purposes. The assets of the CSRA Trust are held by The Bank of New York Mellon, as trustee (the “Trustee”). The Plan reports its investment in the trust account based on an allocation of individual investments of the trust account.
Eligibility and Participation - Any eligible employee (as defined in the Plan document) who has satisfied the Plan's age requirement and who receives a stated compensation in respect of employment on the United States of America payroll of the Company is eligible to become a participant. In addition, the Company may decide to exempt all employees of any division, unit, facility or class from coverage under the Plan. Any person who leaves the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.

Employee and Company Contributions - An eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 50%, subject to certain additional limitations for highly compensated employees) of their compensation (as defined by the Plan) to be deferred and contributed to the Plan on his or her behalf, subject to certain Code limitations. Any compensation deferral in excess of applicable Code limitations, together with income allocable to that excess, will be returned to a participant. Any matching Company contribution attributable to any excess contribution, and income allocable thereto, will be forfeited and held in the forfeiture account to be applied to reduce future Company contributions or Plan administrative expenses. The Plan permits participants age 50 and over to make additional “catch-up” contributions in excess of the above statutory limit. The catch-up provision provides these participants the opportunity to contribute up to an additional $6,000 on a pre-tax basis in 2016.
A participant is not permitted to make voluntary after-tax contributions to the Plan unless the participant is part of a collective bargaining unit for which after-tax contributions have been negotiated.
The Company will contribute a matching contribution amount equal to 50% of the first 6% of each eligible participant's compensation deferral, except for certain groups of employees for whom, under the terms of their contract agreements, the Company will contribute different amounts. The employer matching contribution is posted to an eligible participant's account in January of the year following the year in which they earned it. In order to receive this matching contribution, participants must remain employed through the end of the year or until termination due to retirement or death. Select participants may receive a matching contribution during the year, including certain collectively bargained employees and service contract employees.
Participants should refer to the Plan document for more information about the aforementioned groups.
Rollover Contributions - The Plan accepts qualifying rollover contributions made by participants.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contributions, and allocations of Plan investment returns, net of an allocation of investment management fees, and is reduced by any distributions. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investments - Subject to rules the Committee may from time to time adopt, each participant has the right to designate one or more funds established by the Committee for the investment of his or her compensation deferral and matching contributions (in increments of 1%). After an initial election has been made, a participant may designate a different fund or funds into which future contributions shall be invested as of the next possible pay-date once per calendar month. In addition, a participant may elect to redesignate twice per month any amounts in his or her account as of the current or next business day of any month (depending on when the election is made) to be invested in a different fund. These elections may be made by giving such advance notice as may be required by the Plan administrator.

Participants can direct the investment of their contributions and account balance into various investment options offered by the Plan. The Plan currently offers 18 investment options, including five options that may include multiple managers under a single net asset value ("NAV"). Additionally, the Plan offers a mutual fund self-directed brokerage option for participants. The Plan also includes the option of single company equity exposure with the CSRA Stock Fund, whose only holdings are share equivalents of CSRA. Effective November 30, 2016, all of the remaining shares in the CSC Stock Fund were sold under the supervision of a third-party fiduciary appointed by the Committee with the proceeds being deposited into an applicable Qualified Default Investment Alternative ("QDIA"). The T. Rowe Price Stable Value Fund is not available to new participants and is no longer eligible for additional contributions. The investment options of the Plan were determined by the Committee.
The investment return, gains, and losses in the respective funds fluctuates on a daily basis within a participant's account due to changes in the NAVs of the funds.
The Plan includes an Employee Stock Ownership Plan ("ESOP") feature. Cash dividends declared on CSRA common stock allocated to participants’ accounts under the Employee Stock Ownership Plan Fund ("ESOP Fund") and dividends received related to CSRA's ESOP Fund may be reinvested in the participant’s account or distributed to the participant, at the discretion of the participant. In the event the participant does not make an election, the allocated dividends will be reinvested in the participant’s account. In order for dividends to be distributed to a participant, the participant’s balances in CSRA’s stock must be held under the ESOP Fund as of the close of business on the day before the ex-dividend date. Any distribution of dividends to a participant must not occur later than 90 days following the plan year in which the dividend was paid.  In 2016 $954,311 of CSRA stock dividends were reinvested into the Plan as 37,697 equivalent shares of CSRA common stock.

Vesting of Participants' Interests/Forfeitures - Participants are fully vested immediately in their contributions plus actual earnings thereon.
The majority of participants have a vested interest in their matching contributions account of 100% after achieving one full year of service. For certain groups of participants, vesting in their matching contributions account, as defined in the Plan, is equal to twenty-five percent (25%) after completing two full years of service and increases by twenty-five percent (25%) for each additional full year of service. Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company or upon severance by reason of death or total and permanent disability.
Any nonvested portion of the matching contributions account will be forfeited at the earlier of five one-year consecutive Breaks in Service, as defined in the Plan, or upon withdrawal from the Plan. Forfeitures may be applied to reduce future matching contributions by the Company, pay Plan administrative expenses, or restore amounts previously forfeited by terminated employees. Participants forfeited $264,902 during the year ended December 31, 2016. The Plan had a forfeiture balance at December 31, 2016 and 2015 of $264,902 and $1,007,501, respectively. During 2016, $1,007,501 of forfeitures from Plan participants were used to offset employer matching contributions.
Distributable Amounts, Withdrawals and Refunds - With a few exceptions applicable to certain groups, a participant may become entitled to his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment, dismissal, or attainment of age fifty-nine and one-half (59-1/2). The rules of payment of a participant's distributable benefit depend upon the age of the participant, the number of years of service completed by the participant, and the type of severance.
While still an employee, a participant may take a withdrawal of his or her compensation deferral contributions provided a fully completed application is submitted. The request for withdrawal will be approved if it is deemed that a financial hardship and resulting need for such an amount has been demonstrated by the participant.

Administrative Expenses - Certain administrative expenses are paid by the Plan Sponsor, as provided by the Plan. Investment advisory services provided to the Plan and paid by the Plan Sponsor were $144,701 in 2016.

Note 2 -- Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").
New Accounting Standards - During the year ended December 31, 2016, CSRA adopted the following Accounting Standard Update ("ASU"):
In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" (ASU 2015-07). ASU 2015-07 eliminates the requirement for entities to categorize within the fair value hierarchy investments for which fair values are measured at net asset value ("NAV") per share. This standard also removes the requirement to make certain disclosures for all investments measured at fair value using the NAV per share practical expedient. ASU 2015-07 is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Plan adopted this standard retrospectively during 2016. The adoption of this standard did not result in changes to the Plan's Statement of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits. However, the Plan revised its presentation of a significant portion of the plan assets, which are valued using NAV as a practical expedient, that had previously been categorized in Level 1 and Level 2 of the fair value hierarchy prior to the adoption of this standard.
Use of Estimates - The preparation of financial statements in conformity with GAAP requires the Plan Sponsor to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The most significant estimate relates to the valuation of investments in the Plan.
Risks and Uncertainties - The Plan utilizes various investment instruments, including short-term investment funds ("STIF"), fixed income securities, commingled funds, a stable value fund, Company stock, and self-directed brokerage accounts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
There are investments in international equity instruments through various funds in the Plan, which involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many international companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.
Security Transactions - Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis. Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.

Valuation of Investment Securities - The Plan's investments in mutual funds and self-directed brokerage accounts are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Committee determines the Plan's valuation policies utilizing information provided by third-party investment advisers. Refer to Note 4 - Fair Value Measurements.
Investments in commingled funds are stated at net asset value as a practical expedient. On occasion, trades or fund exchanges initiated by a Plan participant may not settle by the last day of a calendar year but will settle in the subsequent plan year. In that event, the Plan participant's account is credited with the cash value of such trades and fund exchanges and the transaction is reported as accrued investment income on the statements of net assets available for benefits. As of December 31, 2016 and 2015, there were unsettled trade receivables of $6,025 and $712,153, respectively.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income from these notes is recognized on an accrual basis. Delinquent participant loans are recorded as distributions based on the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2016 or 2015.
Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Note 3 -- Tax Status

The Plan Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan has requested a determination letter from the U.S. Internal Revenue Service ("IRS") stating that the Plan is qualified under appropriate sections of the Code. Because the Company believes that the Plan is designed and currently being operated in compliance with applicable requirements of the Code to be tax-exempt, no provision for income taxes has been included in the Plan's financial statements as of December 31, 2016 or 2015.
GAAP requires the Plan Sponsor to evaluate tax positions taken by the Plan and to recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan Sponsor has determined that, as of both December 31, 2016 and 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

Note 4 -- Fair Value Measurements

Accounting Standards Codification Topic 820, "Fair Value Measurement" ("ASC 820") establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. As such, the Plan classifies investments into the following three-level hierarchy, in priority order, based on valuation inputs used to determine fair value.

•Level 1 refers to securities valued using quoted prices from active markets that the Plan has the ability to access for identical assets.

•Level 2 refers to securities which are not traded on an active market but for which observable market inputs are readily available, or securities for which model-derived valuations have inputs that are observable or have significant value drivers that are observable. Inputs to the valuation methodology include:
◦Quoted prices for similar assets in active markets
◦Observable transactions for identical or similar assets
◦Inputs other than quoted market prices that are observable for the asset
◦Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

•Level 3 refers to securities valued based on significant unobservable inputs.

Categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques
Plan Assets Measured at Fair Value
Mutual funds and Self-Directed Brokerage Accounts are valued at the closing price reported in the active market in which the individual securities are traded, if available. Where there is no readily available market quotation, we determine fair value primarily based on pricing sources with reasonable levels of price transparency. Self-directed brokerage accounts include mutual funds.

Plan Assets Measured at Net Asset Value ("NAV") as a Practical Expedient for Fair Value

Commingled funds include short-term, equity, fixed income, stable value and balanced funds. These funds each have varied investing strategies including:
•Short-term investment funds: invest in highly liquid short-term investments;
•Equity funds: invests in domestic and global equity securities seeking to match the returns of a variety of domestic and global indices;
•Fixed income funds: invest primarily in U.S. Treasury inflation protected securities seeking to match overall sector and security weightings;
•Stable value funds: invest in a variety of investment contracts such as guaranteed investment contracts issued by insurance companies and other financial institutions and other investment products (separate account contracts and structured or synthetic investment contracts) and other similar investments that are intended to maintain a constant NAV while permitting participant-initiated, benefit-responsive withdrawals for certain events; and
•Balanced funds: invest in a diverse allocation of stocks, bonds, real estate investment trusts and commodities.
Commingled funds have a daily redemption frequency and have no unfunded commitments or required notice period for withdrawals by participants.

The fair value of Plan assets by investment category and the corresponding level within the fair value hierarchy as of December 31, 2016 and 2015 is as follows:

	Investment Assets at Fair Value as of December 31, 2016
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs	Total
	Level 1	Level 2	Level 3	Fair Value

Mutual funds	$27,906,567	$—	$—	$27,906,567
Self-directed brokerage accounts	15,294,995	—	—	15,294,995
Total plan assets subject to leveling	$43,201,562	$—	$—	43,201,562
Plan assets measured at net asset value:
Commingled funds				1,053,242,845
Total Investments at Fair Value				$1,096,444,407

	Investment Assets at Fair Value as of December 31, 2015
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs	Total
	Level 1	Level 2	Level 3	Fair Value

Mutual funds	$25,941,331	$—	$—	$25,941,331
Self-directed brokerage accounts	10,990,748	—	—	10,990,748
Total plan assets subject to leveling	$36,932,079	$—	$—	36,932,079
Plan assets measured at net asset value:
Commingled funds				966,073,695
Total Investments at Fair Value				$1,003,005,774

Note 5 -- Notes Receivable from Participants

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to a $50,000 loan, subject to certain limitations. The loans are secured by the balance in the participant account and bear interest at the prime rate quoted in the Wall Street Journal plus 1%. Loan terms range from 1-5 years or up to 15 years for purchase of a principal residence.
Loan amounts are taken from the participants' accounts according to a priority specified in the Plan's loan rules and, within each account, prorated from the funds based on their balances at the time. Loan principal repayments are returned to the participants' accounts in accordance with the Plan's loan rules. Principal and interest are paid by the borrower through payroll deductions. Loan balances that are unpaid by participants are treated as deemed distributions upon default. Delinquent notes from participants are treated as distributions based upon the terms of the Plan document.

Note 6 -- Exempt Party-in-Interest Transactions

Certain investment funds are managed by The Bank of New York Mellon and by one of its management firms, Mellon Capital Management. The Bank of New York Mellon is the Trustee as defined by the Plan and, therefore, transactions with these funds qualify as exempt party-in-interest transactions.
At December 31, 2016 and 2015, the Plan held 2,248,168 and 2,772,535 equivalent shares of CSRA Inc.'s common stock, respectively, with a cost basis of $57,586,664 and $70,212,110, respectively. The Plan earned $1,011,293 in dividends from CSRA Inc. common stock for 2016.

Note 7 -- Subsequent Events

New 401(k) Servicer
On April 1, 2017, T. Rowe Price Retirement Plan Services, Inc. became the Plan's servicer and record keeper. This change is not expected to have a significant impact on the Plan's 2017 financial statements.

CSRA and SRA 401(k) Plans Merge
During 2015, the Plan Sponsor acquired SRA International Inc., a business which sponsored its own 401(k) plan (the "SRA 401(k) plan"). On April 1, 2017 the SRA 401(k) plan merged into the Plan. The merging of the SRA 401(k) plan into the Plan resulted in a material increase in the plan assets, but did not result in a gain or loss to the Plan.

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost**	(e) Current Value

*	BANK OF NEW YORK MELLON CORP/T	VAR RT	12/29/2049		$73,365
*	BANK OF NEW YORK MELLON CORP/T	VAR RT	12/29/2049		55,039
	JPMORGAN CHASE & CO	VAR RT	12/29/2049		61,234
	NORTHERN TRUST CORP	VAR RT	12/29/2049		37,099
	PNC FINANCIAL SERVICES GROUP I	VAR RT	12/29/2049		38,600
	CHARLES SCHWAB CORP/THE	VAR RT	12/29/2049		75,200
	STATE STREET CORP	VAR RT	12/29/2049		48,293
	WELLS FARGO & CO	VAR RT	12/29/2049		41,995
				Total preferred stocks	430,825

*	CSRA Employee Loan Fund - Participant Loans	Interest range from 3.25% to 9.75. Maturities range from 2017 to 2029			18,233,888

*	CSRA INC.	Common Stock - Employer Securities			71,581,669

	State Street Global Advisor	SSGA TARGET RETIREMENT			23,629,084
	State Street Global Advisor	SSGA TARGET RETIREMENT 2015 SL			38,225,080
	State Street Global Advisor	SSGA TARGET RETIREMENT 2020 SL			100,672,167
	State Street Global Advisor	SSGA TARGET RETIREMENT 2025 SL			115,635,247
	State Street Global Advisor	SSGA TARGET RETIREMENT 2030 SL			88,161,178
	State Street Global Advisor	SSGA TARGET RETIREMENT 2035 SL			60,343,856
	State Street Global Advisor	SSGA TARGET RETIREMENT 2040 SL			43,065,266

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	State Street Global Advisor	SSGA TARGET RETIREMENT 2045 SL				25,129,654
	State Street Global Advisor	SSGA TARGET RETIREMENT 2050 SL				20,059,556
	State Street Global Advisor	SSGA TARGET RETIREMENT 2055				3,010,905
	State Street Global Advisor	SSGA TARGET RETIREMENT 2060				2,548,382
	State Street Global Advisor	SSGA SHORT TERM TREASURY FD				69,554,468
	PYRAMIS SELECT GLOBAL EQUITY	Trust Investment Accts				28,151,190
*	Mellon Bank, N.A.	CSGS EB TEMP INV FD VAR RT				3,025,197
*	Mellon Bank, N.A.	EB DL NON SL TIPS FUND				25,683,748
	CSGS EB Liquidity Market Completion Fund	Trust Investment Accts				24,431,587
	CSGS EB Stock Index Fund	Trust Investment Accts				106,561,941
	BK OF NY MELLON/EB DL ACWI	Trust Investment Accts				109,201,463
	BLACKROCK GLOBAL ALLOCATION	Trust Investment Accts				14,140,164
	T. Rowe Price	T ROWE PRICE STABLE VALUE				1,092,117
			Total interest in common/collective trusts			902,322,250

	GMO GAA FUND	Trust Investment Accts				13,949,173
	PIMCO GAA AA FUND	Trust Investment Accts				13,957,394
			Total interest in mutual funds			27,906,567

	CREDIT SUISSE NY INSTL C/D	Interest bearing Cash account				135,000

	21ST CENTURY FOX AMERICA INC	Corporate bonds	1/20/2024	7.75%		12,312
	21ST CENTURY FOX AMERICA INC	Corporate bonds	2/23/2025	8.5%		19,731

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	21ST CENTURY FOX AMERICA INC	Corporate bonds	10/15/2025	3.7%		10,122
	ABBVIE INC	Corporate bonds	11/6/2042	4.4%		37,630
	ABBVIE INC	Corporate bonds	5/14/2045	4.7%		9,811
	ABBVIE INC	Corporate bonds	5/14/2026	3.2%		9,514
	ACTAVIS FUNDING SCS	Corporate bonds	6/15/2024	3.85%		5,045
	ACTAVIS FUNDING SCS	Corporate bonds	3/12/2018	2.35%		80,462
	ACTAVIS FUNDING SCS	Corporate bonds	3/12/2020	3%		233,188
	ACTAVIS FUNDING SCS	Corporate bonds	3/15/2025	3.8%		73,086
	ACTAVIS FUNDING SCS	Corporate bonds	3/15/2045	4.75%		9,817
	ACTAVIS INC	Corporate bonds	10/1/2017	1.88%		90,172
	AETNA INC	Corporate bonds	6/7/2019	1.9%		14,966
	AETNA INC	Corporate bonds	6/15/2021	2.4%		4,977
	AETNA INC	Corporate bonds	6/15/2026	3.2%		59,356
	AGRIUM INC	Corporate bonds	3/15/2035	4.13%		4,584
	AIR LEASE CORP	Corporate bonds	6/1/2021	3.38%		20,277
	AIR LEASE CORP	Corporate bonds	6/1/2021	3.38%		33,439
	ALTRIA GROUP INC	Corporate bonds	1/31/2044	5.38%		31,188
	AMAZON.COM INC	Corporate bonds	12/5/2024	3.8%		10,508
	AMAZON.COM INC	Corporate bonds	12/5/2034	4.8%		39,624
	AMAZON.COM INC	Corporate bonds	12/5/2044	4.95%		17,108
	AMERICAN AIRLINES 2015-1 CLASS	Corporate bonds	11/1/2028	3.38%		22,882
	AMERICAN CREDIT ACCEP 1 A 144A	Corporate bonds	8/12/2019	1.43%		2,631
	AMERICAN HONDA FINANCE CORP	Corporate bonds	8/15/2019	2.25%		14,136

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	AMERICAN INTERNATIONAL GROUP I	Corporate bonds	1/15/2055	4.38%		18,323
	AMERICAN INTERNATIONAL GROUP I	Corporate bonds	4/1/2026	3.9%		31,545
	AMERICAN TOWER CORP	Corporate bonds	6/1/2025	4%		15,038
	AMERICAN TOWER CORP	Corporate bonds	2/15/2021	3.3%		34,387
	AMERICAN TOWER CORP	Corporate bonds	2/15/2026	4.4%		34,743
	AMERICAN TRANSMISSION SYS 144A	Corporate bonds	1/15/2022	5.25%		83,005
	AMERICREDIT AUTOMOBILE RE 2 A3	Corporate bonds	11/9/2020	1.6%		49,909
	AMGEN INC	Corporate bonds	8/19/2026	2.6%		64,382
	AMGEN INC 144A	Corporate bonds	6/15/2048	4.56%		16,443
	ANALOG DEVICES INC	Corporate bonds	12/5/2026	3.5%		19,815
	ANHEUSER-BUSCH INBEV FINANCE I	Corporate bonds	2/1/2023	3.3%		40,709
	ANHEUSER-BUSCH INBEV FINANCE I	Corporate bonds	2/1/2036	4.7%		10,519
	ANHEUSER-BUSCH INBEV FINANCE I	Corporate bonds	2/1/2046	4.9%		85,389
	ANHEUSER-BUSCH INBEV FINANCE I	Corporate bonds	2/1/2026	3.65%		90,352
	ANHEUSER-BUSCH INBEV WORLDWIDE	Corporate bonds	7/15/2042	3.75%		13,491
	AON PLC	Corporate bonds	6/14/2044	4.6%		9,879
	AON PLC	Corporate bonds	5/15/2045	4.75%		10,108
	AON PLC	Corporate bonds	12/15/2025	3.88%		20,386
	APACHE CORP	Corporate bonds	1/15/2037	6%		14,952
	APACHE CORP	Corporate bonds	9/1/2040	5.1%		10,462
	APPLE INC	Corporate bonds	5/4/2043	3.85%		36,337
	APPLE INC	Corporate bonds	2/9/2045	3.45%		13,240
	APPLE INC	Corporate bonds	2/23/2046	4.65%		5,399

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	APPLE INC	Corporate bonds	2/23/2026	3.25%		55,029
	APPLE INC	Corporate bonds	8/4/2046	3.85%		28,744
	ARCH CAPITAL FINANCE LLC	Corporate bonds	12/15/2026	4.01%		15,216
	AT&T INC	Corporate bonds	12/15/2042	4.3%		13,428
	AT&T INC	Corporate bonds	11/27/2018	2.38%		10,087
	AT&T INC	Corporate bonds	3/11/2019	2.3%		10,038
	AT&T INC	Corporate bonds	6/15/2044	4.8%		61,419
	AT&T INC	Corporate bonds	6/30/2022	3%		63,805
	AT&T INC	Corporate bonds	5/15/2035	4.5%		14,492
	AT&T INC	Corporate bonds	2/15/2021	4.6%		26,442
	AT&T INC	Corporate bonds	4/1/2024	4.45%		20,849
	AT&T INC	Corporate bonds	9/1/2040	5.35%		5,135
	AVIATION CAPITAL GROUP CO 144A	Corporate bonds	9/17/2018	2.88%		50,625
	BAE SYSTEMS HOLDINGS INC 144A	Corporate bonds	12/15/2025	3.85%		10,199
	BAMLL COMMERCIAL M 200P B 144A	Corporate bonds	4/14/2033	3.49%		135,339
	BANC OF AMERICA COMMER UBS7 XA	Corporate bonds	9/15/2048	0.92%		71,560
	BANK OF AMERICA CORP	Corporate bonds	5/1/2018	5.65%		52,388
	BANK OF AMERICA CORP	Corporate bonds	1/11/2018	2%		38,087
	BANK OF AMERICA CORP	Corporate bonds	1/11/2023	3.3%		30,100
	BANK OF AMERICA CORP	Corporate bonds	1/15/2019	2.6%		45,385
	BANK OF AMERICA CORP	Corporate bonds	4/1/2024	4%		25,783
	BANK OF AMERICA CORP	Corporate bonds	1/22/2025	4%		105,132
	BANK OF AMERICA CORP	Corporate bonds	4/21/2020	2.25%		67,604

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	BANK OF AMERICA CORP	Corporate bonds	4/21/2025	3.95%		74,662
	BANK OF AMERICA CORP	Corporate bonds	5/12/2018	1.95%		29,041
	BANK OF AMERICA CORP	Corporate bonds	8/1/2025	3.88%		79,313
	BANK OF AMERICA CORP	Corporate bonds	3/3/2026	4.45%		10,305
	BANK OF AMERICA CORP	Corporate bonds	10/21/2022	2.5%		77,370
	BANK OF AMERICA CORP	Corporate bonds	4/25/2018	6.88%		13,818
	BANK OF NEW YORK MELLON CORP/T	Corporate bonds	10/30/2028	3%		14,263
	BANK OF NEW YORK MELLON CORP/T	Corporate bonds	10/30/2028	3%		34,418
	BARCLAYS PLC	Corporate bonds	9/11/2024	4.38%		198,376
	BARCLAYS PLC	Corporate bonds	9/11/2024	4.38%		199,584
	BAXALTA INC	Corporate bonds	6/23/2025	4%		32,093
	BAXALTA INC	Corporate bonds	6/23/2020	2.88%		19,995
	BAXALTA INC	Corporate bonds	6/23/2045	5.25%		4,270
	BEAR STEARNS COMMERCI PW17 A1A	Corporate bonds	6/11/2050	5.65%		69,764
	BECTON DICKINSON AND CO	Corporate bonds	12/15/2017	1.8%		5,011
	BECTON DICKINSON AND CO	Corporate bonds	12/15/2019	2.68%		5,073
	BECTON DICKINSON AND CO	Corporate bonds	12/15/2024	3.73%		5,113
	BERKSHIRE HATHAWAY ENERGY CO	Corporate bonds	2/1/2045	4.5%		61,208
	BERKSHIRE HATHAWAY ENERGY CO	Corporate bonds	9/15/2037	6.5%		91,118
	BERKSHIRE HATHAWAY INC	Corporate bonds	3/15/2023	2.75%		14,944
	BERKSHIRE HATHAWAY INC	Corporate bonds	3/15/2026	3.13%		9,935
	BIOGEN INC	Corporate bonds	9/15/2045	5.2%		10,701
	BIOGEN INC	Corporate bonds	9/15/2022	3.63%		20,529

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	BMW US CAPITAL LLC 144A	Corporate bonds	4/11/2019	1.5%		29,715
	BNP PARIBAS SA 144A	Corporate bonds	5/12/2026	4.38%		197,120
	BOEING CO/THE	Corporate bonds	3/1/2045	3.5%		4,642
	BOSTON PROPERTIES LP	Corporate bonds	10/1/2026	2.75%		9,143
	BOSTON SCIENTIFIC CORP	Corporate bonds	5/15/2025	3.85%		20,039
	BURLINGTON NORTHERN SANTA FE L	Corporate bonds	4/1/2045	4.15%		14,197
	BWAY 2013-1515 MO 1515 A1 144A	Corporate bonds	3/10/2033	2.81%		155,773
	CABELA'S CREDIT CARD MAS 1A A1	Corporate bonds	3/15/2023	2.26%		95,132
	CALIFORNIA INSTITUTE OF TECHNO	Corporate bonds	8/1/2045	4.32%		36,885
	CANADIAN NATURAL RESOURCES LTD	Corporate bonds	3/15/2038	6.25%		22,753
	CANADIAN NATURAL RESOURCES LTD	Corporate bonds	2/1/2025	3.9%		13,038
	CAPITAL ONE FINANCIAL CORP	Corporate bonds	2/5/2025	3.2%		99,831
	CAPITAL ONE FINANCIAL CORP	Corporate bonds	2/5/2025	3.2%		59,196
	CAPITAL ONE FINANCIAL CORP	Corporate bonds	2/5/2025	3.2%		48,470
	CAPITAL ONE MULTI-ASSET A4 A4	Corporate bonds	6/15/2022	1.33%		217,049
	CDP FINANCIAL INC 144A	Corporate bonds	11/25/2019	4.4%		272,037
	CF INDUSTRIES INC	Corporate bonds	6/1/2023	3.45%		31,465
	CF INDUSTRIES INC	Corporate bonds	3/15/2044	5.38%		8,253
	CF INDUSTRIES INC 144A	Corporate bonds	12/1/2026	4.5%		4,914
	CGBAM COMMERCIAL M SMRT B 144A	Corporate bonds	4/10/2028	3.21%		190,375
	CHARTER COMMUNICATIONS OPERATI	Corporate bonds	7/23/2020	3.58%		35,708
	CHARTER COMMUNICATIONS OPERATI	Corporate bonds	7/23/2025	4.91%		79,045
	CHARTER COMMUNICATIONS OPERATI	Corporate bonds	10/23/2035	6.38%		74,219

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	CHARTER COMMUNICATIONS OPERATI	Corporate bonds	10/23/2045	6.48%		52,024
	CHARTER COMMUNICATIONS OPERATI	Corporate bonds	7/23/2022	4.46%		31,351
	CHARTER COMMUNICATIONS OPERATI	Corporate bonds	10/23/2055	6.83%		17,585
	CHESAPEAKE FUNDING 2A A1 144A	Corporate bonds	6/15/2028	1.88%		299,222
	CIGNA CORP	Corporate bonds	4/15/2025	3.25%		14,609
	CISCO SYSTEMS INC	Corporate bonds	2/28/2021	2.2%		68,851
	CISCO SYSTEMS INC	Corporate bonds	9/20/2023	2.2%		14,429
	CISCO SYSTEMS INC	Corporate bonds	9/20/2021	1.85%		10,736
	CISCO SYSTEMS INC	Corporate bonds	9/20/2026	2.5%		9,511
	CITIBANK CREDIT CARD ISS A1 A1	Corporate bonds	1/23/2023	2.88%		102,580
	CITIGROUP COMMERCIAL MO C6 A1A	Corporate bonds	12/10/2049	5.71%		197,379
	CITIGROUP COMMERCIAL MO GC36 C	Corporate bonds	2/10/2049	4.76%		109,536
	CITIGROUP COMMERCIAL MOR P1 XA	Corporate bonds	9/15/2048	0.79%		88,664
	CITIGROUP INC	Corporate bonds	7/29/2019	2.5%		30,206
	CITIGROUP INC	Corporate bonds	7/29/2019	2.5%		94,947
	CITIGROUP INC	Corporate bonds	7/29/2019	2.5%		49,994
	CITIZENS FINANCIAL GROUP INC	Corporate bonds	7/28/2021	2.38%		4,903
	CMS ENERGY CORP	Corporate bonds	3/1/2044	4.88%		42,882
	CMS ENERGY CORP	Corporate bonds	5/15/2026	3%		9,624
	CNH EQUIPMENT TRUST 2016- B A3	Corporate bonds	8/15/2021	1.63%		59,756
	COMCAST CORP	Corporate bonds	3/1/2026	3.15%		39,467
	COMCAST CORP	Corporate bonds	7/15/2046	3.4%		130,997
	COMCAST CORP	Corporate bonds	1/15/2027	2.35%		27,655

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	COMM 2013-GAM GAM A2 144A	Corporate bonds	2/10/2028	3.37%		101,501
	COMM 2013-LC6 MORTGAGE LC6 XA	Corporate bonds	1/10/2046	1.68%		49,457
	COMM 2014-FL5 MORTG FL5 A 144A	Corporate bonds	10/15/2031	2.14%		98,369
	COMM 2014-LC15 MORTGAG LC15 A4	Corporate bonds	4/10/2047	4.01%		21,235
	COMM 2014-PAT MORTG PAT A 144A	Corporate bonds	8/13/2027	1.57%		124,686
	COMM 2014-TWC MORTG TWC A 144A	Corporate bonds	2/13/2032	1.62%		100,000
	COMM 2015-3BP MORTG 3BP A 144A	Corporate bonds	2/10/2035	3.18%		99,982
	COMM 2015-CCRE25 MORTGA CR25 C	Corporate bonds	8/10/2048	4.55%		93,181
	COMM 2015-LC21 MORTGAG LC21 XA	Corporate bonds	7/10/2048	0.87%		86,837
	COMMERCIAL MORTGAGE PAS CR28 B	Corporate bonds	2/10/2049	4.65%		36,847
	CORE INDUSTRIAL T WEST XA 144A	Corporate bonds	2/10/2037	0.93%		91,345
	CORE INDUSTRIAL TR WEST A 144A	Corporate bonds	2/10/2037	3.29%		100,158
	COVENTRY HEALTH CARE INC	Corporate bonds	6/15/2021	5.45%		72,183
	COX COMMUNICATIONS INC 144A	Corporate bonds	3/1/2039	8.38%		13,718
	COX COMMUNICATIONS INC 144A	Corporate bonds	9/15/2026	3.35%		39,152
	CREDIT ACCEPTANCE AU 2A A 144A	Corporate bonds	3/15/2022	1.88%		175,748
	CREDIT SUISSE GROUP FUNDING GU	Corporate bonds	3/26/2020	2.75%		247,830
	CROWN CASTLE INTERNATIONAL COR	Corporate bonds	2/15/2021	3.4%		5,074
	CROWN CASTLE INTERNATIONAL COR	Corporate bonds	6/15/2026	3.7%		4,908
	CROWN CASTLE INTERNATIONAL COR	Corporate bonds	9/1/2021	2.25%		9,674
	CROWN CASTLE TOWERS LLC 144A	Corporate bonds	1/15/2040	6.11%		167,936
	CSMC TRUST 2016-NXSR NXSR A4	Corporate bonds	12/15/2049	3.79%		51,416
	CVS HEALTH CORP	Corporate bonds	12/5/2043	5.3%		11,331

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	CVS HEALTH CORP	Corporate bonds	7/20/2045	5.13%		44,578
	DANONE SA 144A	Corporate bonds	11/2/2021	2.08%		194,219
	DBRR 2013-EZ3 TRUST EZ3 A 144A	Corporate bonds	12/18/2049	1.64%		6,173
	DBUBS 2011-LC1 MO LC1A A2 144A	Corporate bonds	11/10/2046	4.53%		61,053
	DEERE & CO	Corporate bonds	6/8/2022	2.6%		59,709
	DELL INTERNATIONAL LLC / 144A	Corporate bonds	6/15/2026	6.02%		43,332
	DELPHI AUTOMOTIVE PLC	Corporate bonds	10/1/2046	4.4%		4,594
	DELPHI CORP	Corporate bonds	3/15/2024	4.15%		7,215
	DEUTSCHE BANK AG/LONDON	Corporate bonds	5/30/2017	1.35%		199,567
	DEVON ENERGY CORP	Corporate bonds	6/15/2045	5%		4,912
	DIAMOND 1 FINANCE CORP / 144A	Corporate bonds	6/15/2023	5.45%		15,911
	DIAMOND 1 FINANCE CORP / 144A	Corporate bonds	7/15/2046	8.35%		6,156
	DISCOVER FINANCIAL SERVICES	Corporate bonds	3/4/2025	3.75%		87,989
	DISCOVERY COMMUNICATIONS LLC	Corporate bonds	6/1/2020	5.05%		2,147
	DISCOVERY COMMUNICATIONS LLC	Corporate bonds	4/1/2043	4.88%		40,660
	DISCOVERY COMMUNICATIONS LLC	Corporate bonds	3/15/2025	3.45%		7,636
	DISCOVERY COMMUNICATIONS LLC	Corporate bonds	3/11/2026	4.9%		10,530
	DOMINION GAS HOLDINGS LLC	Corporate bonds	12/15/2044	4.6%		30,844
	DOW CHEMICAL CO/THE	Corporate bonds	11/15/2042	4.38%		4,854
	DRIVE AUTO RECEIVAB BA A3 144A	Corporate bonds	7/15/2019	1.67%		70,058
	DTE ELECTRIC CO	Corporate bonds	3/15/2045	3.7%		47,805
	DUKE ENERGY CAROLINAS LLC	Corporate bonds	6/1/2045	3.75%		19,039
	DUKE ENERGY CAROLINAS LLC	Corporate bonds	12/1/2026	2.95%		78,699

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	DUKE ENERGY CORP	Corporate bonds	4/15/2024	3.75%		20,625
	DUKE ENERGY FLORIDA LLC	Corporate bonds	6/15/2038	6.4%		32,963
	DUKE ENERGY PROGRESS LLC	Corporate bonds	12/1/2044	4.15%		39,740
	DUKE UNIVERSITY	Corporate bonds	10/1/2048	4.08%		15,358
	EASTMAN CHEMICAL CO	Corporate bonds	3/15/2025	3.8%		16,136
	EATON CORP	Corporate bonds	11/2/2022	2.75%		33,675
	EATON CORP	Corporate bonds	11/2/2042	4.15%		58,648
	ECOPETROL SA	Corporate bonds	1/16/2025	4.13%		74,920
	EL PASO NATURAL GAS CO LLC	Corporate bonds	4/15/2017	5.95%		60,674
	EMERA US FINANCE LP 144A	Corporate bonds	6/15/2019	2.15%		4,992
	EMERA US FINANCE LP 144A	Corporate bonds	6/15/2046	4.75%		10,084
	ENBRIDGE ENERGY PARTNERS LP	Corporate bonds	10/15/2025	5.88%		6,690
	ENBRIDGE ENERGY PARTNERS LP	Corporate bonds	10/15/2045	7.38%		3,721
	ENBRIDGE INC	Corporate bonds	6/10/2024	3.5%		9,739
	ENERGY TRANSFER LP	Corporate bonds	2/1/2024	4.9%		5,172
	ENERGY TRANSFER LP	Corporate bonds	3/15/2025	4.05%		29,697
	ENERGY TRANSFER LP	Corporate bonds	3/15/2035	4.9%		37,381
	ENERGY TRANSFER LP	Corporate bonds	3/15/2045	5.15%		38,363
	ENTERGY CORP	Corporate bonds	9/1/2026	2.95%		9,354
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds	5/15/2046	4.9%		20,530
	EOG RESOURCES INC	Corporate bonds	4/1/2035	3.9%		9,470
	EXELON CORP	Corporate bonds	6/15/2035	5.63%		16,598
	EXELON CORP	Corporate bonds	6/15/2020	2.85%		15,160

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	EXELON CORP	Corporate bonds	6/15/2035	4.95%		8,487
	EXELON CORP	Corporate bonds	4/15/2021	2.45%		4,940
	EXELON CORP	Corporate bonds	4/15/2026	3.4%		4,906
	FEDEX CORP	Corporate bonds	8/1/2042	3.88%		27,381
	FEDEX CORP	Corporate bonds	4/1/2046	4.55%		20,154
	FIDELITY NATIONAL INFORMATION	Corporate bonds	4/15/2023	3.5%		10,127
	FIDELITY NATIONAL INFORMATION	Corporate bonds	10/15/2025	5%		9,802
	FLORIDA POWER & LIGHT CO	Corporate bonds	6/1/2035	4.95%		17,113
	FLORIDA POWER & LIGHT CO	Corporate bonds	2/1/2038	5.95%		38,451
	FORD CREDIT FLOORPLAN MAS 1 A1	Corporate bonds	2/15/2021	1.76%		209,454
	FORD MOTOR CO	Corporate bonds	12/8/2046	5.29%		20,260
	GAHR COMMERCIAL NRF AFL1 144A	Corporate bonds	12/15/2034	2.00%		129,009
	GE COMMERCIAL MORTGAGE C1 A1A	Corporate bonds	12/10/2049	5.48%		53,791
	GENERAL DYNAMICS CORP	Corporate bonds	8/15/2026	2.13%		13,857
	GENERAL ELECTRIC CO	Corporate bonds	10/9/2022	2.7%		54,990
	GENERAL ELECTRIC CO	Corporate bonds	3/11/2044	4.5%		64,409
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	1/15/2020	3.15%		60,376
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	4/10/2022	3.45%		64,281
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	7/6/2021	3.2%		57,516
	GILEAD SCIENCES INC	Corporate bonds	12/1/2021	4.4%		43,034
	GILEAD SCIENCES INC	Corporate bonds	4/1/2044	4.8%		20,767
	GILEAD SCIENCES INC	Corporate bonds	3/1/2046	4.75%		12,416
	GILEAD SCIENCES INC	Corporate bonds	3/1/2047	4.15%		18,996

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	GILEAD SCIENCES INC	Corporate bonds	9/1/2023	2.5%		4,822
	GOLDEN CREDIT CARD T 2A A 144A	Corporate bonds	4/15/2022	2.02%		168,878
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	7/8/2044	4.8%		62,990
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	4/1/2018	6.15%		21,038
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	1/22/2018	2.38%		118,702
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	4/30/2018	2.24%		5,044
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	10/21/2025	4.25%		10,158
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	10/21/2045	4.75%		15,835
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	2/25/2026	3.75%		25,073
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	10/23/2019	2.55%		30,220
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	5/22/2045	5.15%		42,066
	GS MORTGAGE SECURITIES GC18 A4	Corporate bonds	1/10/2047	4.07%		42,595
	GTE CORP	Corporate bonds	4/15/2028	6.94%		6,234
	HALLIBURTON CO	Corporate bonds	11/15/2025	3.8%		9,143
	HALLIBURTON CO	Corporate bonds	11/15/2045	5%		28,040
	HARRIS CORP	Corporate bonds	4/27/2020	2.7%		9,989
	HARRIS CORP	Corporate bonds	4/27/2020	2.7%		42,026
	HARRIS CORP	Corporate bonds	4/27/2020	2.7%		21,116
	HARTFORD FINANCIAL SERVICES GR	Corporate bonds	4/15/2043	4.3%		9,263
	HESS CORP	Corporate bonds	4/1/2047	5.8%		15,567
	HEWLETT PACKARD ENTERPRISE CO	Corporate bonds	10/15/2020	3.6%		50,866
	HEWLETT PACKARD ENTERPRISE CO	Corporate bonds	10/5/2018	2.85%		45,435
	HONEYWELL INTERNATIONAL INC	Corporate bonds	11/1/2026	2.5%		56,792

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	HOST HOTELS & RESORTS LP	Corporate bonds	3/1/2023	4.75%		78,118
	HSBC USA INC	Corporate bonds	8/7/2020	2.75%		155,308
	HYUNDAI CAPITAL AMERICA 144A	Corporate bonds	10/30/2018	2.4%		20,083
	HYUNDAI CAPITAL AMERICA 144A	Corporate bonds	10/30/2020	3%		53,005
	HYUNDAI CAPITAL AMERICA 144A	Corporate bonds	3/18/2019	2.5%		10,027
	IFC SBA LOAN-BACKED A 1 A 144A	Corporate bonds	1/15/2024	1.5%		6,046
	ING BANK NV 144A	Corporate bonds	3/16/2018	1.8%		229,707
	INTEL CORP	Corporate bonds	5/19/2046	4.1%		19,824
	INTERNATIONAL LEASE FINANCE CO	Corporate bonds	4/15/2021	4.63%		41,450
	J.P. MORGAN CHASE NINE A 144A	Corporate bonds	10/6/2038	2.85%		96,910
	JABIL CIRCUIT INC	Corporate bonds	3/15/2018	8.25%		64,264
	JP MORGAN CHASE CBX A4FL 144A	Corporate bonds	6/15/2045	2.07%		171,120
	JP MORGAN CHASE COM FL6 A 144A	Corporate bonds	11/15/2031	2.17%		80,956
	JPMORGAN CHASE & CO	Corporate bonds	3/1/2018	1.7%		249,977
	JPMORGAN CHASE & CO	Corporate bonds	1/23/2020	2.25%		69,835
	JPMORGAN CHASE & CO	Corporate bonds	6/23/2020	2.75%		65,588
	JPMORGAN CHASE & CO	Corporate bonds	10/1/2027	4.25%		82,194
	JPMORGAN CHASE & CO	Corporate bonds	5/18/2023	2.7%		39,136
	JPMORGAN CHASE & CO	Corporate bonds	6/15/2026	3.2%		48,938
	JPMORGAN CHASE & CO	Corporate bonds	10/1/2026	2.95%		143,173
	JPMORGAN CHASE & CO	Corporate bonds	10/24/2023	2.27%		25,499
	JPMORGAN CHASE & CO	Corporate bonds	10/22/2019	2.2%		40,161
	JUNIPER NETWORKS INC	Corporate bonds	6/15/2025	4.35%		5,042

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	KEYCORP	Corporate bonds	9/15/2020	2.9%		15,178
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	9/1/2044	5.4%		39,870
	KINDER MORGAN INC/DE	Corporate bonds	6/1/2045	5.55%		10,518
	KINDER MORGAN INC/DE	Corporate bonds	2/15/2046	5.05%		29,697
	KLA-TENCOR CORP	Corporate bonds	11/1/2024	4.65%		2,117
	KRAFT HEINZ FOODS CO	Corporate bonds	6/1/2046	4.38%		9,410
	KRAFT HEINZ FOODS CO	Corporate bonds	6/1/2026	3%		18,777
	KRAFT HEINZ FOODS CO	Corporate bonds	7/15/2045	5.2%		15,702
	LAM RESEARCH CORP	Corporate bonds	3/15/2025	3.8%		7,008
	LAM RESEARCH CORP	Corporate bonds	6/15/2021	2.8%		4,973
	LB-UBS COMMERCIAL MORTGA C1 AM	Corporate bonds	2/15/2040	5.46%		60,044
	LOCKHEED MARTIN CORP	Corporate bonds	1/15/2023	3.1%		5,055
	LOCKHEED MARTIN CORP	Corporate bonds	1/15/2026	3.55%		30,651
	LOCKHEED MARTIN CORP	Corporate bonds	5/15/2036	4.5%		28,706
	LOCKHEED MARTIN CORP	Corporate bonds	5/15/2046	4.7%		32,632
	LOWE'S COS INC	Corporate bonds	4/15/2042	4.65%		4,275
	LOWE'S COS INC	Corporate bonds	4/15/2046	3.7%		11,201
	LSTAR COMMERCIAL MOR 4 A3 144A	Corporate bonds	3/10/2049	2.81%		47,061
	LYB INTERNATIONAL FINANCE BV	Corporate bonds	3/15/2044	4.88%		6,214
	LYB INTERNATIONAL FINANCE BV	Corporate bonds	7/15/2023	4%		20,896
	MARATHON PETROLEUM CORP	Corporate bonds	9/15/2044	4.75%		31,028
	MARSH & MCLENNAN COS INC	Corporate bonds	3/10/2025	3.5%		3,020
	MARSH & MCLENNAN COS INC	Corporate bonds	3/14/2026	3.75%		7,131

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	MASSACHUSETTS INSTITUTE OF TEC	Corporate bonds	7/1/2114	4.68%		55,365
	MCDONALD'S CORP	Corporate bonds	12/9/2020	2.75%		5,056
	MCDONALD'S CORP	Corporate bonds	1/30/2026	3.7%		5,090
	MCDONALD'S CORP	Corporate bonds	12/9/2035	4.7%		5,290
	MCDONALD'S CORP	Corporate bonds	12/9/2045	4.88%		10,711
	MEDTRONIC INC	Corporate bonds	3/15/2024	3.63%		21,854
	MEDTRONIC INC	Corporate bonds	3/15/2020	2.5%		20,224
	MEDTRONIC INC	Corporate bonds	3/15/2025	3.5%		30,891
	MEMORIAL SLOAN-KETTERING CANCE	Corporate bonds	7/1/2055	4.2%		9,703
	METLIFE INC	Corporate bonds	3/1/2045	4.05%		14,384
	MICROSOFT CORP	Corporate bonds	11/3/2025	3.13%		30,335
	MICROSOFT CORP	Corporate bonds	8/8/2021	1.55%		19,398
	MICROSOFT CORP	Corporate bonds	8/8/2023	2%		23,895
	MICROSOFT CORP	Corporate bonds	8/8/2026	2.4%		28,341
	MICROSOFT CORP	Corporate bonds	8/8/2046	3.7%		75,317
	MICROSOFT CORP	Corporate bonds	8/8/2056	3.95%		18,890
	MOLSON COORS BREWING CO	Corporate bonds	7/15/2026	3%		14,180
	MOLSON COORS BREWING CO	Corporate bonds	7/15/2046	4.2%		9,323
	MONSANTO CO	Corporate bonds	7/15/2044	4.4%		9,665
	MONSANTO CO	Corporate bonds	7/15/2024	3.38%		13,939
	MORGAN STANLEY	Corporate bonds	4/25/2018	2.13%		15,060
	MORGAN STANLEY	Corporate bonds	2/25/2023	3.75%		51,357
	MORGAN STANLEY	Corporate bonds	4/21/2021	2.5%		19,783

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	MORGAN STANLEY	Corporate bonds	11/17/2021	2.63%		143,254
	MORGAN STANLEY	Corporate bonds	9/23/2019	5.63%		108,396
	MORGAN STANLEY	Corporate bonds	1/27/2020	2.65%		15,071
	MORGAN STANLEY	Corporate bonds	7/27/2026	3.13%		19,108
	MORGAN STANLEY	Corporate bonds	1/5/2018	1.88%		70,104
	MORGAN STANLEY	Corporate bonds	4/23/2027	3.95%		29,697
	MORGAN STANLEY BANK OF C25 XA	Corporate bonds	10/15/2048	1.15%		74,745
	MORGAN STANLEY CAPITA IQ14 A1A	Corporate bonds	4/15/2049	5.67%		46,186
	MORGAN STANLEY REREM XA A 144A	Corporate bonds	7/27/2049	2%		42,325
	MOTOROLA SOLUTIONS INC	Corporate bonds	9/1/2024	4%		7,008
	MYLAN INC	Corporate bonds	11/29/2043	5.4%		9,365
	MYLAN INC 144A	Corporate bonds	1/15/2023	3.13%		56,653
	MYLAN NV 144A	Corporate bonds	6/15/2021	3.15%		53,976
	MYLAN NV 144A	Corporate bonds	6/15/2026	3.95%		37,434
	MYLAN NV 144A	Corporate bonds	6/15/2046	5.25%		18,446
	NAVIENT PRIVATE ED AA A2A 144A	Corporate bonds	12/15/2045	3.91%		140,136
	NBCUNIVERSAL MEDIA LLC	Corporate bonds	4/30/2020	5.15%		10,935
	NBCUNIVERSAL MEDIA LLC	Corporate bonds	1/15/2043	4.45%		7,153
	NEWELL BRANDS INC	Corporate bonds	4/1/2023	3.85%		31,119
	NEWELL BRANDS INC	Corporate bonds	4/1/2026	4.2%		10,438
	NEXTGEAR FLOORPLAN M 1A A 144A	Corporate bonds	10/15/2019	1.92%		100,000
	NISSAN MOTOR ACCEPTANCE C 144A	Corporate bonds	3/8/2019	2%		10,976
	NOMURA HOLDINGS INC	Corporate bonds	3/19/2019	2.75%		10,095

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	NORFOLK SOUTHERN CORP	Corporate bonds	6/15/2026	2.9%		13,472
	NORTHROP GRUMMAN CORP	Corporate bonds	8/1/2023	3.25%		50,973
	NVIDIA CORP	Corporate bonds	9/16/2021	2.2%		24,403
	NVIDIA CORP	Corporate bonds	9/16/2026	3.2%		52,880
	OMNICOM GROUP INC	Corporate bonds	4/15/2026	3.6%		14,845
	ONE GAS INC	Corporate bonds	2/1/2044	4.66%		15,548
	ONEMAIN FINANCIAL IS 1A A 144A	Corporate bonds	6/18/2024	2.43%		40,234
	ONEMAIN FINANCIAL IS 1A A 144A	Corporate bonds	3/18/2026	3.19%		302,129
	ONEMAIN FINANCIAL IS 2A A 144A	Corporate bonds	9/18/2024	2.47%		239,993
	ORACLE CORP	Corporate bonds	7/8/2024	3.4%		25,473
	ORACLE CORP	Corporate bonds	7/8/2034	4.3%		5,170
	ORACLE CORP	Corporate bonds	7/8/2021	2.8%		45,864
	ORACLE CORP	Corporate bonds	5/15/2045	4.13%		19,383
	ORACLE CORP	Corporate bonds	5/15/2055	4.38%		39,785
	ORACLE CORP	Corporate bonds	7/15/2046	4%		28,695
	PACIFIC GAS & ELECTRIC CO	Corporate bonds	3/1/2034	6.05%		48,807
	PACIFICORP	Corporate bonds	4/1/2037	5.75%		42,877
	PACIFICORP	Corporate bonds	2/1/2042	4.1%		45,191
	PEPSICO INC	Corporate bonds	10/6/2026	2.38%		18,933
	PETRO-CANADA	Corporate bonds	5/15/2038	6.8%		24,639
	PETROLEOS MEXICANOS	Corporate bonds	3/5/2020	6%		15,821
	PETROLEOS MEXICANOS	Corporate bonds	6/2/2041	6.5%		37,462
	PETROLEOS MEXICANOS	Corporate bonds	1/23/2046	5.63%		24,900

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	PETROLEOS MEXICANOS 144A	Corporate bonds	8/4/2026	6.88%		26,375
	PETROLEOS MEXICANOS 144A	Corporate bonds	3/13/2027	6.5%		25,788
	PFIZER INC	Corporate bonds	6/15/2043	4.3%		10,352
	PFIZER INC	Corporate bonds	6/3/2026	2.75%		24,271
	PFIZER INC	Corporate bonds	12/15/2026	3%		39,488
	PFIZER INC	Corporate bonds	12/15/2046	4.13%		40,690
	PFS FINANCING CORP BA A 144A	Corporate bonds	10/15/2019	1.37%		109,902
	PIONEER NATURAL RESOURCES CO	Corporate bonds	1/15/2026	4.45%		7,417
	PLAINS ALL AMERICAN PIPELINE L	Corporate bonds	2/15/2045	4.9%		4,619
	PLAINS ALL AMERICAN PIPELINE L	Corporate bonds	10/15/2025	4.65%		25,828
	PPL CAPITAL FUNDING INC	Corporate bonds	3/15/2044	5%		15,863
	PRESIDENT & FELLOWS OF HARVARD	Corporate bonds	7/15/2056	3.3%		17,589
	PRESTIGE AUTO RECEIV 1A B 144A	Corporate bonds	11/16/2020	2.98%		90,941
	PRINCIPAL FINANCIAL GROUP INC	Corporate bonds	5/15/2023	3.13%		9,945
	PRINCIPAL FINANCIAL GROUP INC	Corporate bonds	11/15/2026	3.1%		9,665
	PROGRESS ENERGY INC	Corporate bonds	10/30/2031	7%		38,895
	PUGET ENERGY INC	Corporate bonds	5/15/2025	3.65%		46,319
	QUALCOMM INC	Corporate bonds	5/20/2025	3.45%		20,372
	QUALCOMM INC	Corporate bonds	5/20/2045	4.8%		23,510
	REPUBLIC SERVICES INC	Corporate bonds	7/1/2026	2.9%		14,380
	REYNOLDS AMERICAN INC	Corporate bonds	8/15/2045	5.85%		23,683
	REYNOLDS AMERICAN INC	Corporate bonds	6/12/2020	3.25%		9,222
	REYNOLDS AMERICAN INC	Corporate bonds	6/12/2025	4.45%		71,795

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	SANTANDER DRIVE AUTO RECE 2 A3	Corporate bonds	5/15/2020	1.56%		39,967
	SANTANDER DRIVE AUTO RECE 3 A3	Corporate bonds	8/17/2020	1.5%		79,646
	SANTANDER DRIVE AUTO RECEI 1 B	Corporate bonds	12/15/2020	2.47%		191,315
	SANTANDER DRIVE AUTO RECEI 1 C	Corporate bonds	4/15/2022	3.09%		167,502
	SANTANDER DRIVE AUTO RECEI 2 B	Corporate bonds	2/16/2021	2.08%		135,097
	SANTANDER HOLDINGS USA INC	Corporate bonds	4/17/2020	2.65%		14,867
	SANTANDER HOLDINGS USA INC	Corporate bonds	7/17/2025	4.5%		29,812
	SANTANDER HOLDINGS USA INC	Corporate bonds	5/24/2019	2.7%		39,970
	SANTANDER UK GROUP HOLDINGS PL	Corporate bonds	10/16/2020	2.88%		126,847
	SANTANDER UK PLC	Corporate bonds	10/26/2029	7.95%		23,308
	SFAVE COMMERCIAL 5AVE A2A 144A	Corporate bonds	1/5/2043	3.66%		96,237
	SG COMMERCIAL MORTGAGE S C5 A4	Corporate bonds	10/10/2048	3.06%		53,366
	SHELL INTERNATIONAL FINANCE BV	Corporate bonds	5/11/2045	4.38%		27,350
	SHELL INTERNATIONAL FINANCE BV	Corporate bonds	5/11/2020	2.13%		10,987
	SHIRE ACQUISITIONS INVESTMENTS	Corporate bonds	9/23/2019	1.9%		39,493
	SHIRE ACQUISITIONS INVESTMENTS	Corporate bonds	9/23/2021	2.4%		43,469
	SHIRE ACQUISITIONS INVESTMENTS	Corporate bonds	9/23/2026	3.2%		23,358
	SIMON PROPERTY GROUP LP	Corporate bonds	3/15/2022	3.38%		25,847
	SLM PRIVATE CREDIT STUDEN B A2	Corporate bonds	6/15/2021	1.16%		5,859
	SLM PRIVATE EDUCATI A A2A 144A	Corporate bonds	5/17/2027	1.77%		99,677
	SLM PRIVATE EDUCATI A A2B 144A	Corporate bonds	5/17/2027	1.82%		100,735
	SLM PRIVATE EDUCATI B A2B 144A	Corporate bonds	6/17/2030	1.87%		120,659
	SLM PRIVATE EDUCATIO C A2 144A	Corporate bonds	10/15/2046	3.31%		95,441

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	SMB PRIVATE EDUCATI A A2A 144A	Corporate bonds	5/15/2026	3.05%		227,982
	SMB PRIVATE EDUCATIO A A1 144A	Corporate bonds	5/15/2023	1.47%		72,018
	SOFI PROFESSIONAL L C A2A 144A	Corporate bonds	5/26/2031	1.48%		114,222
	SOFI PROFESSIONAL LO B A2 144A	Corporate bonds	9/27/2032	2.51%		126,764
	SOUTHERN CALIFORNIA EDISON CO	Corporate bonds	11/1/2017	1.25%		50,006
	SOUTHWESTERN PUBLIC SERVICE CO	Corporate bonds	6/15/2024	3.3%		50,624
	SPRINT SPECTRUM CO LLC / 144A	Corporate bonds	3/20/2023	3.36%		200,374
	ST JUDE MEDICAL LLC	Corporate bonds	4/15/2043	4.75%		4,894
	ST JUDE MEDICAL LLC	Corporate bonds	9/15/2025	3.88%		5,037
	STATE STREET CORP	Corporate bonds	8/18/2020	2.55%		40,404
	STEELRIVER TRANSMISSION C 144A	Corporate bonds	6/30/2017	4.71%		68,746
	STRIPS 2012-1 LTD 1A A 144A	Corporate bonds	12/25/2044	1.5%		1,589
	STRYKER CORP	Corporate bonds	3/15/2046	4.63%		10,197
	STRYKER CORP	Corporate bonds	3/15/2026	3.5%		5,047
	SUNOCO LOGISTICS PARTNERS OPER	Corporate bonds	5/15/2045	5.35%		8,691
	SUNOCO LOGISTICS PARTNERS OPER	Corporate bonds	4/1/2021	4.4%		21,062
	SYNCHRONY CREDIT CARD MAST 1 A	Corporate bonds	3/15/2022	2.04%		210,879
	SYNCHRONY FINANCIAL	Corporate bonds	2/3/2020	2.7%		4,985
	SYNCHRONY FINANCIAL	Corporate bonds	7/23/2025	4.5%		15,407
	TEACHERS INSURANCE & ANNU 144A	Corporate bonds	12/16/2039	6.85%		12,977
	TEACHERS INSURANCE & ANNU 144A	Corporate bonds	9/15/2044	4.9%		5,409
	TEVA PHARMACEUTICAL FINANCE CO	Corporate bonds	12/18/2022	2.95%		33,726
	TEVA PHARMACEUTICAL FINANCE NE	Corporate bonds	7/20/2018	1.4%		39,674

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	TEVA PHARMACEUTICAL FINANCE NE	Corporate bonds	7/21/2021	2.2%		28,701
	TEVA PHARMACEUTICAL FINANCE NE	Corporate bonds	7/21/2023	2.8%		28,398
	TEVA PHARMACEUTICAL FINANCE NE	Corporate bonds	10/1/2026	3.15%		55,316
	TEVA PHARMACEUTICAL FINANCE NE	Corporate bonds	10/1/2046	4.1%		34,274
	THERMO FISHER SCIENTIFIC INC	Corporate bonds	8/15/2021	3.6%		25,838
	THERMO FISHER SCIENTIFIC INC	Corporate bonds	4/15/2023	3%		4,914
	THERMO FISHER SCIENTIFIC INC	Corporate bonds	9/19/2026	2.95%		9,443
	TIME WARNER CABLE LLC	Corporate bonds	2/1/2020	5%		47,760
	TIME WARNER CABLE LLC	Corporate bonds	2/15/2021	4.13%		36,184
	TIME WARNER INC	Corporate bonds	7/15/2025	3.6%		35,798
	TIME WARNER INC	Corporate bonds	1/15/2026	3.88%		69,074
	TOYOTA MOTOR CREDIT CORP	Corporate bonds	7/18/2019	2.13%		10,043
	TOYOTA MOTOR CREDIT CORP	Corporate bonds	5/20/2019	1.4%		3,955
	TRAVELERS COS INC/THE	Corporate bonds	8/25/2045	4.3%		10,359
	UNION PACIFIC CORP	Corporate bonds	2/1/2055	3.88%		13,778
	UNION PACIFIC RAILROAD CO 2014	Corporate bonds	5/14/2026	3.23%		18,371
	UNITEDHEALTH GROUP INC	Corporate bonds	12/15/2021	2.88%		76,023
	UNITEDHEALTH GROUP INC	Corporate bonds	7/15/2020	2.7%		15,226
	UNITEDHEALTH GROUP INC	Corporate bonds	7/15/2022	3.35%		46,364
	UNITEDHEALTH GROUP INC	Corporate bonds	7/15/2035	4.63%		17,441
	US BANCORP	Corporate bonds	4/27/2026	3.1%		9,736
	VERIZON COMMUNICATIONS INC	Corporate bonds	9/15/2020	4.5%		37,454
	VERIZON COMMUNICATIONS INC	Corporate bonds	3/15/2024	4.15%		62,699

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	VERIZON COMMUNICATIONS INC	Corporate bonds	8/21/2046	4.86%		74,984
	VERIZON COMMUNICATIONS INC	Corporate bonds	8/21/2054	5.01%		59,686
	VERIZON COMMUNICATIONS INC	Corporate bonds	11/1/2021	3%		40,292
	VERIZON COMMUNICATIONS INC	Corporate bonds	11/1/2034	4.4%		117,451
	VERIZON COMMUNICATIONS INC	Corporate bonds	1/15/2036	4.27%		19,143
	VIACOM INC	Corporate bonds	3/15/2043	4.38%		15,931
	VIACOM INC	Corporate bonds	12/15/2034	4.85%		26,744
	VIACOM INC	Corporate bonds	10/4/2026	3.45%		4,621
	VIRGINIA ELECTRIC & POWER CO	Corporate bonds	5/15/2037	6%		80,427
	VIRGINIA ELECTRIC & POWER CO	Corporate bonds	11/30/2037	6.35%		6,440
	VIRGINIA ELECTRIC & POWER CO	Corporate bonds	5/15/2045	4.2%		10,176
	VISA INC	Corporate bonds	12/14/2035	4.15%		64,913
	VISA INC	Corporate bonds	12/14/2045	4.3%		22,166
	WACHOVIA CORP	Corporate bonds	8/1/2035	5.5%		13,287
	WALGREENS BOOTS ALLIANCE INC	Corporate bonds	6/1/2026	3.45%		58,896
	WALGREENS BOOTS ALLIANCE INC	Corporate bonds	6/1/2046	4.65%		35,517
	WAL-MART STORES INC	Corporate bonds	9/1/2035	5.25%		23,921
	WAL-MART STORES INC	Corporate bonds	4/11/2043	4%		10,046
	WALT DISNEY CO/THE	Corporate bonds	9/17/2025	3.15%		20,285
	WALT DISNEY CO/THE	Corporate bonds	7/30/2026	1.85%		36,012
	WELLS FARGO & CO	Corporate bonds	10/23/2026	3%		23,810
	WELLS FARGO & CO	Corporate bonds	5/1/2045	3.9%		23,713
	WELLS FARGO & CO	Corporate bonds	7/22/2027	4.3%		46,286

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	WELLS FARGO & CO	Corporate bonds	7/22/2020	2.6%		31,179
	WELLS FARGO & CO	Corporate bonds	11/17/2045	4.9%		15,407
	WELLS FARGO & CO	Corporate bonds	12/7/2020	2.55%		25,029
	WELLS FARGO & CO	Corporate bonds	6/14/2046	4.4%		33,497
	WELLS FARGO & CO	Corporate bonds	12/7/2046	4.75%		25,371
	WELLS FARGO COMMERCIAL C28 A4	Corporate bonds	5/15/2048	3.54%		97,568
	WELLS FARGO COMMERCIAL LC25 XA	Corporate bonds	12/15/2059	1.1%		102,735
	WESTROCK MWV LLC	Corporate bonds	1/15/2030	8.2%		39,163
	WESTROCK RKT CO	Corporate bonds	3/1/2022	4.9%		10,854
	WORLD FINANCIAL NETWORK CR A A	Corporate bonds	12/15/2021	1.61%		215,391
	WORLD FINANCIAL NETWORK CR C A	Corporate bonds	8/15/2022	2.23%		90,818
	WORLD FINANCIAL NETWORK CR D M	Corporate bonds	4/17/2023	3.09%		71,165
				Total corporate bonds		22,979,601

	FHLMC MULTICLASS MTG 4316 XZ	Agency mortgage backed securities	3/15/2044	4.5%		82,767
	FHLMC MULTICLASS MTG 4352 ZX	Agency mortgage backed securities	4/15/2044	4%		116,392
	FHLMC POOL #A7-1746	Agency mortgage backed securities	1/1/2038	5.5%		38,928
	FHLMC POOL #2B-0646	Agency mortgage backed securities	7/1/2042	2.03%		32,394
	FHLMC POOL #G0-1838	Agency mortgage backed securities	7/1/2035	5%		39,585
	FHLMC POOL #G0-1840	Agency mortgage backed securities	7/1/2035	5%		30,655
	FHLMC POOL #G0-7786	Agency mortgage backed securities	8/1/2044	4%		78,909
	FHLMC POOL #G0-7550	Agency mortgage backed securities	8/1/2043	3%		73,952
	FHLMC POOL #G0-7553	Agency mortgage backed securities	6/1/2041	5.5%		39,390

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	FHLMC POOL #G0-7962	Agency mortgage backed securities	11/1/2041	5%		67,210
	FHLMC POOL #G1-4010	Agency mortgage backed securities	5/1/2022	5.5%		46,592
	FHLMC POOL #G0-8624	Agency mortgage backed securities	1/1/2045	4%		67,658
	FHLMC POOL #J0-0252	Agency mortgage backed securities	10/1/2020	5.5%		3,336
	FHLMC POOL #J0-2895	Agency mortgage backed securities	6/1/2021	5.5%		7,964
	FHLMC POOL #J0-3286	Agency mortgage backed securities	9/1/2021	5%		43,240
	FHLMC POOL #A8-1740	Agency mortgage backed securities	9/1/2038	5.5%		28,636
	FHLMC POOL #Q0-0804	Agency mortgage backed securities	5/1/2041	4.5%		20,162
	FHLMC POOL #Q0-0959	Agency mortgage backed securities	5/1/2041	4.5%		24,364
	FHLMC POOL #Q1-6673	Agency mortgage backed securities	3/1/2043	3%		71,853
	FHLMC POOL #V6-0840	Agency mortgage backed securities	6/1/2030	3%		81,675
	FHLMC POOL #V8-0169	Agency mortgage backed securities	7/1/2043	3%		149,953
	FHLMC POOL #Q3-1644	Agency mortgage backed securities	2/1/2045	4%		422,153
	FHLMC POOL #Q3-6968	Agency mortgage backed securities	10/1/2045	3.5%		92,512
	FHLMC POOL #G6-0018	Agency mortgage backed securities	12/1/2043	4.5%		76,026
	FHLMC POOL #G6-0148	Agency mortgage backed securities	7/1/2045	4.5%		67,419
	FHLMC POOL #G6-0198	Agency mortgage backed securities	9/1/2044	4.5%		76,277
	FHLMC POOL #G6-0250	Agency mortgage backed securities	10/1/2045	3.5%		187,244
	FNMA POOL #0254548	Agency mortgage backed securities	12/1/2032	5.5%		37,893
	FNMA POOL #0255316	Agency mortgage backed securities	7/1/2019	5%		2,609
	FNMA POOL #0555424	Agency mortgage backed securities	5/1/2033	5.5%		29,474
	FNMA POOL #0555591	Agency mortgage backed securities	7/1/2033	5.5%		12,977
	FNMA POOL #0AH3518	Agency mortgage backed securities	2/1/2041	4%		79,059

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	FNMA POOL #0AH3813	Agency mortgage backed securities	1/1/2041	4%		140,979
	FNMA POOL #0AH6958	Agency mortgage backed securities	2/1/2041	2.92%		18,615
	FNMA POOL #0AJ4898	Agency mortgage backed securities	1/1/2042	4%		95,199
	FNMA POOL #0AL0533	Agency mortgage backed securities	7/1/2041	3.03%		30,375
	FNMA POOL #0AL1704	Agency mortgage backed securities	5/1/2040	6.5%		32,319
	FNMA POOL #0AL2683	Agency mortgage backed securities	9/1/2026	4%		32,880
	FNMA POOL #0AL1938	Agency mortgage backed securities	12/1/2026	4%		22,799
	FNMA POOL #0AL2499	Agency mortgage backed securities	1/1/2042	4.5%		312,869
	FNMA POOL #0AL2482	Agency mortgage backed securities	9/1/2042	4.5%		24,458
	FNMA POOL #0AL3162	Agency mortgage backed securities	2/1/2043	3%		70,439
	FNMA POOL #0AL4009	Agency mortgage backed securities	7/1/2043	3.5%		76,469
	FNMA POOL #0AL4014	Agency mortgage backed securities	7/1/2043	3.5%		74,263
	FNMA POOL #0AL4141	Agency mortgage backed securities	4/1/2040	6%		38,132
	FNMA POOL #0AL4244	Agency mortgage backed securities	7/1/2042	4%		71,122
	FNMA POOL #0AL4682	Agency mortgage backed securities	12/1/2043	3.5%		78,946
	FNMA POOL #0AL5097	Agency mortgage backed securities	9/1/2043	4.5%		56,499
	FNMA POOL #0AL5231	Agency mortgage backed securities	9/1/2042	4.5%		48,296
	FNMA POOL #0AL5601	Agency mortgage backed securities	8/1/2044	4%		242,636
	FNMA POOL #0AL5884	Agency mortgage backed securities	8/1/2029	3.5%		76,049
	FNMA POOL #0AL5956	Agency mortgage backed securities	5/1/2027	4%		56,236
	FNMA POOL #0AL6144	Agency mortgage backed securities	1/1/2030	3%		81,178
	FNMA POOL #0AL6302	Agency mortgage backed securities	10/1/2041	4.5%		62,973
	FNMA POOL #0AL6838	Agency mortgage backed securities	4/1/2043	4%		615,697

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	FNMA POOL #0AL7012	Agency mortgage backed securities	6/1/2045	3.5%		182,281
	FNMA POOL #0AL9285	Agency mortgage backed securities	10/1/2046	3.5%		613,056
	FNMA POOL #0AP0006	Agency mortgage backed securities	7/1/2042	2.02%		43,343
	FNMA POOL #0AR9194	Agency mortgage backed securities	3/1/2043	3%		71,097
	FNMA POOL #0AS0209	Agency mortgage backed securities	8/1/2043	3.5%		73,535
	FNMA POOL #0AS2676	Agency mortgage backed securities	6/1/2029	3%		72,642
	FNMA POOL #0AS5312	Agency mortgage backed securities	7/1/2045	3.5%		92,666
	FNMA POOL #0AS5365	Agency mortgage backed securities	7/1/2045	3.5%		92,556
	FNMA POOL #0AS4552	Agency mortgage backed securities	3/1/2045	3.5%		85,012
	FNMA POOL #0AS4696	Agency mortgage backed securities	4/1/2045	3.5%		88,754
	FNMA POOL #0AS5175	Agency mortgage backed securities	6/1/2045	3.5%		739,010
	FNMA POOL #0AS5176	Agency mortgage backed securities	6/1/2045	3.5%		91,173
	FNMA POOL #0AS5949	Agency mortgage backed securities	10/1/2045	4%		96,933
	FNMA POOL #0AS5964	Agency mortgage backed securities	10/1/2030	2.5%		713,151
	FNMA POOL #0AS6093	Agency mortgage backed securities	10/1/2030	3%		362,853
	FNMA POOL #0AS7948	Agency mortgage backed securities	9/1/2046	4%		204,493
	FNMA POOL #0AS8509	Agency mortgage backed securities	12/1/2046	3%		202,376
	FNMA POOL #0AS8487	Agency mortgage backed securities	12/1/2046	3%		205,979
	FNMA POOL #0AS8489	Agency mortgage backed securities	12/1/2046	3%		189,003
	FNMA POOL #0AT2719	Agency mortgage backed securities	5/1/2043	3%		70,357
	FNMA POOL #0AT6321	Agency mortgage backed securities	6/1/2043	3.5%		75,502
	FNMA POOL #0AT7940	Agency mortgage backed securities	7/1/2043	3.5%		74,578
	FNMA POOL #0AU1633	Agency mortgage backed securities	7/1/2043	3.5%		75,572

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	FNMA POOL #0AW0391	Agency mortgage backed securities	4/1/2029	3.5%		73,117
	FNMA POOL #0AY0808	Agency mortgage backed securities	4/1/2045	3.5%		466,172
	FNMA POOL #0AZ4777	Agency mortgage backed securities	10/1/2045	3.5%		93,570
	FNMA POOL #0676654	Agency mortgage backed securities	1/1/2033	5.5%		35,709
	FNMA POOL #0676661	Agency mortgage backed securities	1/1/2033	5.5%		25,744
	FNMA POOL #0AZ8885	Agency mortgage backed securities	10/1/2045	4%		83,810
	FNMA POOL #0AZ9211	Agency mortgage backed securities	10/1/2045	4%		81,384
	FNMA POOL #0BA2889	Agency mortgage backed securities	11/1/2045	4%		83,097
	FNMA POOL #0BC0167	Agency mortgage backed securities	1/1/2046	3.5%		385,345
	FNMA POOL #0BC1332	Agency mortgage backed securities	1/1/2046	3.5%		377,203
	FNMA POOL #0BC4752	Agency mortgage backed securities	10/1/2046	3%		130,849
	FNMA POOL #0BC8059	Agency mortgage backed securities	5/1/2046	3.5%		155,150
	FNMA POOL #0BD0824	Agency mortgage backed securities	10/1/2046	3%		53,076
	FNMA POOL #0BD6102	Agency mortgage backed securities	10/1/2046	3%		24,806
	FNMA POOL #0BD6533	Agency mortgage backed securities	10/1/2046	3%		41,687
	FNMA POOL #0BD8002	Agency mortgage backed securities	9/1/2046	3%		66,323
	FNMA POOL #0BD7645	Agency mortgage backed securities	11/1/2046	3%		32,776
	FNMA POOL #0BD9640	Agency mortgage backed securities	11/1/2046	3%		127,126
	FNMA POOL #0BE3281	Agency mortgage backed securities	11/1/2046	3%		106,271
	FNMA POOL #0888601	Agency mortgage backed securities	6/1/2020	5.5%		7,407
	FNMA POOL #0889466	Agency mortgage backed securities	5/1/2038	6%		8,991
	FNMA POOL #0889983	Agency mortgage backed securities	10/1/2038	6%		4,585
	FNMA POOL #0909353	Agency mortgage backed securities	2/1/2022	5.5%		27,439

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	FNMA POOL #0987325	Agency mortgage backed securities	9/1/2038	3.12%		21,657
	FNMA POOL #0995113	Agency mortgage backed securities	9/1/2036	5.5%		60,949
	FNMA POOL #0995320	Agency mortgage backed securities	12/1/2020	4.5%		19,068
	FNMA POOL #0995324	Agency mortgage backed securities	12/1/2020	5%		33,960
	FNMA POOL #0AB3251	Agency mortgage backed securities	7/1/2026	3.5%		105,599
	FNMA POOL #0AB4530	Agency mortgage backed securities	2/1/2042	4%		31,867
	FNMA POOL #0AB8701	Agency mortgage backed securities	3/1/2043	3%		72,362
	FNMA POOL #0AB9857	Agency mortgage backed securities	7/1/2043	3%		532,716
	FNMA POOL #0AB9016	Agency mortgage backed securities	4/1/2043	3%		73,145
	FNMA POOL #0MA2642	Agency mortgage backed securities	6/1/2046	3.5%		35,610
	FNMA POOL #0MA2670	Agency mortgage backed securities	7/1/2046	3%		481,599
	FNMA POOL #0AD0454	Agency mortgage backed securities	11/1/2021	5%		12,299
	FNMA POOL #0AD7992	Agency mortgage backed securities	7/1/2040	4.5%		15,889
	FNMA POOL #0AD8036	Agency mortgage backed securities	8/1/2040	4.5%		53,954
	FNMA POOL #0AE0812	Agency mortgage backed securities	7/1/2025	5%		39,900
	FNMA POOL #0AE0096	Agency mortgage backed securities	7/1/2025	5.5%		46,521
	FNMA POOL #0AE0919	Agency mortgage backed securities	5/1/2021	5%		24,704
	FNMA POOL #0AE6056	Agency mortgage backed securities	9/1/2040	4%		33,417
	FNMA POOL #0AE8395	Agency mortgage backed securities	11/1/2040	4.00%		76,989
	FNMA GTD REMIC P/T 14-58 VM	Agency mortgage backed securities	8/25/2033	4.00%		108,013
	FNMA GTD REMIC P/T	Agency mortgage backed securities	VAR RT 12/27/2022 DD 05/01/13	4.00%		40,276
	GNMA II POOL #0MA1678	Agency mortgage backed securities	2/20/2044	4.00%		357,103
	GNMA II POOL #0MA2960	Agency mortgage backed securities	7/20/2045	3.00%		427,694

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	GNMA II POOL #0A3034S	Agency mortgage backed securities	8/20/2045	3.50%		865,302
	GNMA II POOL #0MA3104	Agency mortgage backed securities	9/20/2045	3.00%		173,615
	GNMA II POOL #0MA3173	Agency mortgage backed securities	10/20/2045	3.50%		80,275
	GNMA II POOL #0004223	Agency mortgage backed securities	8/20/2038	6.50%		6,653
	GNMA II POOL #0004292	Agency mortgage backed securities	11/20/2038	6.50%		7,578
	GNMA II POOL #0004559	Agency mortgage backed securities	10/20/2039	5.00%		94,664
	GNMA II POOL #0004882	Agency mortgage backed securities	12/20/2040	4.00%		34,648
	GNMA II POOL #0004922	Agency mortgage backed securities	1/20/2041	4.00%		34,172
	GNMA II POOL #0005083	Agency mortgage backed securities	6/20/2041	5.00%		22,760
	GNMA II POOL #0005115	Agency mortgage backed securities	7/20/2041	4.50%		112,106
	GNMA II POOL #0783590	Agency mortgage backed securities	6/20/2041	4.50%		32,205
	GNMA GTD REMIC P/T 15-3 ZD	Agency mortgage backed securities	1/20/2045	4.00%		137,052
	GNMA POOL #0762838	Agency mortgage backed securities	3/15/2041	4.00%		31,488
	GNMA POOL #0738019	Agency mortgage backed securities	2/15/2041	4.50%		20,651
	GNMA POOL #0745793	Agency mortgage backed securities	7/15/2040	4.50%		23,345
	GNMA POOL #0781590	Agency mortgage backed securities	4/15/2033	5.50%		3,937
	GNMA POOL #0783609	Agency mortgage backed securities	10/15/2040	4.50%		29,749
	GNMA POOL #0783610	Agency mortgage backed securities	11/15/2041	4.50%		28,145
	GNMA POOL #0759138	Agency mortgage backed securities	1/15/2041	4.00%		36,808
	GNMA POOL #0782619	Agency mortgage backed securities	4/15/2039	5%		17,241
	GNMA POOL #0782510	Agency mortgage backed securities	12/15/2038	6.5%		6,259
	GNMA POOL #0782557	Agency mortgage backed securities	1/15/2039	5%		29,516
	GNMA POOL #0782958	Agency mortgage backed securities	5/15/2040	5%		15,575

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	GNMA POOL #0689835	Agency mortgage backed securities	8/15/2038	6.5%		1,953
			Total agency mortgage backed securities			16,147,233

	FEDERAL HOME LN BK CONS BD	Government Sponsor Entity	7/15/2036	5.5%		157,408
	FEDERAL HOME LN MTG CORP	Government Sponsor Entity	3/15/2031	6.75%		14,094
	FEDERAL HOME LN MTG CORP	Government Sponsor Entity	3/15/2031	6.75%		41,284
	FEDERAL HOME LN MTG CORP STRIP	Government Sponsor Entity	9/15/2029	—%		12,881
	FEDERAL HOME LN MTG CORP STRIP	Government Sponsor Entity	9/15/2029	—%		6,076
	FEDERAL NATL MTG ASSN	Government Sponsor Entity	8/17/2021	1.25%		72,485
	FEDERAL NATL MTG ASSN STRIP	Government Sponsor Entity	5/15/2030	—%		128,612
			Total government sponsor entity			432,840

	CALIFORNIA ST	State and local obligations	9/1/2042	5%		27,459
	CALIFORNIA ST HLTH FACS FING A	State and local obligations	8/15/2052	5.00%		16,143
	LAS VEGAS VLY NV WTR DIST	State and local obligations	6/1/2039	5%		44,963
	MASSACHUSETTS ST SCH BLDG AUTH	State and local obligations	10/15/2041	5%		22,247
	MET SAINT LOUIS MO SWR DIST WS	State and local obligations	5/1/2042	5%		22,078
	NEW JERSEY ST HLTH CARE FACS F	State and local obligations	7/1/2044	5.00%		16,083
	NEW JERSEY ST TRANSPRTN TRUST	State and local obligations	6/15/2036	5%		80,216
	NEW YORK CITY NY MUNI WTR FINA	State and local obligations	6/15/2047	5%		27,740
	NEW YORK ST URBAN DEV CORP REV	State and local obligations	3/15/2024	5%		40,667
	UNIV OF CALIFORNIA CA REVENUES	State and local obligations	5/15/2115	4.77%		33,497
	UNIV OF CALIFORNIA CA REVENUES	State and local obligations	5/15/2039	4.86%		14,512

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
			Total state and local obligations			345,605

	COLOMBIA GOVERNMENT INTERNATIO	Non U.S. Government	5/21/2024	8.13%		6,250
	ISRAEL ST AID	Non U.S. Government	9/18/2033	5.5%		51,792
	KREDITANSTALT FUER WIEDERAUFBA	Non U.S. Government	2/6/2019	1.5%		93,954
	MEXICO GOVERNMENT INTERNATIONA	Non U.S. Government	10/2/2023	4%		218,523
	PERUVIAN GOVERNMENT INTERNATIO	Non U.S. Government	11/18/2050	5.63%		11,325
	PROVINCE OF ONTARIO CANADA	Non U.S. Government	10/25/2017	1.1%		64,899
	TURKEY GOVERNMENT INTERNATIONA	Non U.S. Government	2/5/2025	7.38%		98,663
	URUGUAY GOVERNMENT INTERNATION	Non U.S. Government	10/27/2027	4.38%		75,191
			Total other fixed income securities			620,597

	CSGS EPOCH UNIT	Pooled Separate Accounts				14,269,939
			Total pooled separate accounts			14,269,939

	U S TREASURY BOND	U.S. Treasuries	5/15/2037	5%		530,365
	U S TREASURY BOND	U.S. Treasuries	8/15/2041	3.75%		135,155
	U S TREASURY BOND	U.S. Treasuries	11/15/2041	3.13%		1,131,595
	U S TREASURY BOND	U.S. Treasuries	2/15/2042	3.13%		167,430
	U S TREASURY BOND	U.S. Treasuries	11/15/2043	3.75%		515,874
	U S TREASURY BOND	U.S. Treasuries	8/15/2044	3.13%		156,877
	U S TREASURY BOND	U.S. Treasuries	5/15/2045	3%		59,189
	U S TREASURY BOND	U.S. Treasuries	8/15/2045	2.88%		153,969

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	U S TREASURY BOND	U.S. Treasuries	2/15/2046	2.5%		79,440
	U S TREASURY BOND	U.S. Treasuries	5/15/2046	2.5%		319,922
	U S TREASURY BOND	U.S. Treasuries	8/15/2046	2.25%		31,110
	U S TREASURY BOND	U.S. Treasuries	11/15/2046	2.88%		217,231
	U S TREASURY NOTE	U.S. Treasuries	8/15/2026	1.50%		423,074
	U S TREASURY NOTE	U.S. Treasuries	8/15/2019	0.75%		39,384
	U S TREASURY NOTE	U.S. Treasuries	8/31/2023	1.38%		286,133
	U S TREASURY NOTE	U.S. Treasuries	9/15/2019	0.88%		1,835,660
	U S TREASURY NOTE	U.S. Treasuries	3/31/2023	1.50%		653,384
	U S TREASURY NOTE	U.S. Treasuries	4/30/2023	1.63%		1,130,062
	U S TREASURY NOTE	U.S. Treasuries	6/30/2021	1.13%		1,509,849
	U S TREASURY NOTE	U.S. Treasuries	7/31/2021	1.13%		468,821
	U S TREASURY NOTE	U.S. Treasuries	7/31/2023	1.25%		32,949
	U S TREASURY NOTE	U.S. Treasuries	9/30/2023	1.38%		196,501
	U S TREASURY NOTE	U.S. Treasuries	9/30/2021	1.13%		525,691
	U S TREASURY NOTE	U.S. Treasuries	10/31/2021	1.25%		225,452
	U S TREASURY NOTE	U.S. Treasuries	11/15/2026	2.00%		1,034,309
	U S TREASURY NOTE	U.S. Treasuries	11/30/2023	2.13%		2,408,896
	U S TREASURY NOTE	U.S. Treasuries	11/30/2021	1.75%		2,454,053
	U S TREASURY NOTE	U.S. Treasuries	12/15/2019	1.38%		3,493,401
	U S TREASURY NOTE	U.S. Treasuries	8/31/2020	2.13%		1,321,024
	U S TREASURY NOTE	U.S. Treasuries	9/30/2020	2.00%		1,223,707
	U S TREASURY NOTE	U.S. Treasuries	11/15/2023	2.75%		546,440

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 Plan No. 001 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	U S TREASURY NOTE	U.S. Treasuries	7/31/2021	2.25%		670,339
			Total U.S. Treasuries			23,977,286

	SELF-DIRECTED ACCOUNT VALUE	Other				15,294,995
				Total other		15,294,995

	Assets (Held at End of Year)					$1,114,678,295

*	Represents Party in Interest
**	Cost information is not required for participant-directed investments and therefore is not provided.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the CSRA Employee Benefits Fiduciary Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CSRA Inc.
CSRA 401(k) Plan

Date: June 20, 2017	By:	/s/ William Luebke
William Luebke, Vice President, Controller and Principal Accounting Officer